Boucherville, June 21, 2007

Mrs. April Sifford, Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE: Strateco Resources Inc.

Form 10-KSB for the year ended December 31, 2006

Filed March 30, 2007

Form 10-KSB/A1 for the year ended December 31, 2006

File No. 0-49942

Madam,

Strateco Resources Inc. (the “Company”) has requested from the undersigned to forward to your attention the responses to U.S. Securities and Exchange Commission (SEC) comments dated April 12, 2007 concerning Form 10 KSB for the year ended December 31, 2006. To this effect please find enclosed four copies of the amended Form 10-KSB/A1 and four other copies with marked amendments to facilitate review.

The responses to the comments that required corrections, additions, explanations and amendments in the Form 10 KSB/A1 are joined to the present letter according to the same order than they were presented in the letter of comments dated April 12, 2007.

When the responses required an amendment it was included in the marked amended Form 10 KSB/A1.

Form 10-KSB for the year ended December 31, 2006

1.

We received on May 24, 2007 from our auditors the reconciliation U.S. GAAP that we added at Note 15 of the Financial Statements at pages 69-70.

The Company had made arrangements with three other accountant firms prior to succeed in obtaining services from this latter firm Whindam Brannon, from Atlanta, Georgia.

The three previous accountant firms that were solicited took the mandate to complete the U.S. GAAP in time for filing our Form 10-KSB on March 30, 2007.  Each one of them retracted itself saying it was complicated for them to do it. The Company’s Auditors had to launch a search throughout the U.S.A and finally received the required services from Windham Brannom.

The note 15 on U.S. GAAP reconciliation had to be reviewed by our auditors and the auditors report had to be amended at page 52 and the note at page 2 regarding Financial Statements of an exploration stage company was also amended.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

2.

We amended the disclosure in Form 10-KSB/A1 as follows at page 41 and 42:

•

We indicated at Item 8A that the evaluation was performed as of the end of the period covered by the report.

•

We made reference to the appropriate Exchange Act Rule that is 13a-15 ( e )

•

We removed the segment of phrase starting with “in ensuring”.

•

We amended the sentence concerning changes in internal controls so that it reads as follows:

“The Company’s management did not identify changes in internal control that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting, subsequent to the date the Chief Executive Officer completed his evaluation.”

We amended the heading of each page of our financial statements to indicate that Strateco Resources Inc. is an exploration stage company at pages 53 to 70.

Engineering Comments

General, pages 4 to 30.

2.

We inserted a small scale map of general location and access for each property Eclat, Matoush, Matoush Extension, Mont-Laurier and Quenonisca properties following the criteria of your comments;

Exploration Work, page 8

3.

We removed the value per ton of material in the text as well as in the table.

Exploration Work, page 17

4.

We removed the text referring to mines and other mineral properties in the area of our property.

Discovery and Cameron Properties-Au, pages 18 to 29.

5.

 We did insert sections of complete description of the Discovery and Cameron projects that had been included in Form 10KSB/A2 or the year ended December 31, 2005.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

6.

Other property, page 29

We did insert the text regarding the Company’s option agreement on the Quénonisca Property according to the criteria that were mentioned in your comments.

Closing comments

We added to our cover letter a statement from the company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect o the filing; and

The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

"Guy Hébert"

_____________________

Guy Hébert, President

Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

STATEMENT

I, Guy Hébert, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 10 KSB/A1 for the year ended December 31, 2006;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 21, 2007

"Guy Hébert"

__________________________

Guy Hébert, President

For Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601